EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

FORWARD-LOOKING INFORMATION

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projection and therefore you should not pace undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•

the effects, both internationally and in Australia, of any further global financial crisis, any subsequent economic downturn, the ongoing economic, banking and sovereign debt crisis in Europe and any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State of Queensland established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”). The Corporation does not have a registration number.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2013, the Corporation had assets totalling A$130.203 billion and liabilities totalling A$131.172 billion (compared to total assets of A$119.379 billion and total liabilities of A$121.561 billion as at June 30, 2012). For its Capital Markets Operations segment, it had assets totalling A$100.435 billion and liabilities totalling A$99.724 billion (compared to assets of A$90.196 billion and liabilities of A$89.708 billion at June 30, 2012). In relation to the Long Term Assets segment, assets totalled A$29.768 billion and liabilities totalled A$31.448 billion (compared to assets of A$29.182 billion and liabilities of A$31.853 billion at June 30, 2012).

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Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) has been established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State is Mr. Mark Gray.

The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets – see below) have been delegated to the Board (Chairman: Gerard Bradley). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes four executive general managers covering Funding & Markets, Business Services (Risk), Client Services and Corporate Services.

The business address of the Corporation and the Board is Level 6, 123 Albert Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to the State and Queensland’s statutory authorities including the State owned trading enterprises and local governments. At June 30, 2013, the total borrowings of the Corporation were A$93.275 billion. This amount included overseas debt equivalent to A$6.332 billion based on the prevailing rates of exchange at June 30, 2013. Included in these overseas borrowings were Australian dollar denominated borrowings of A$1.263 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by government bodies, including Government departments, State owned trading enterprises, local governments and all statutory bodies (“Government Bodies” or “clients”).

Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments.

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However, the State owned trading enterprises normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At June 30, 2013, loans to Government Bodies totaled A$78.859 billion of which A$22.009 billion was to State owned trading enterprises.

QTC holds a portfolio of assets which were transferred to QTC by the Queensland Government under an administrative arrangement. These assets are the investments of QTC’s long term assets segment and were accumulated to fund superannuation and other long-term obligations of the State such as insurance and long service leave (“Long Term Assets”). In return, QTC issued to the State fixed rate notes, which has resulted in the State receiving a fixed rate of return on the notes while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board, established by way of Executive Council approval dated July 17, 2008, is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by QIC Limited (“QIC”).

During the year 2012–13, the Long Term Assets segment recorded an operating profit after tax of A$990.348 million. Net equity in the Long Term Assets segment at June 30, 2013 totaled A$(1.680) billion. The accumulated net losses in the Long Term Assets segment have no impact on QTC’s capacity to meet its obligations as there is no cash flow effect for QTC. In addition, under the Act, any losses of QTC shall be the responsibility of the Consolidated Fund of the Queensland Government.

The market value of assets held under this arrangement as at June 30, 2013 totaled A$29.768 billion while the liabilities totaled A$31.448 billion.

Under section 15 of the Act profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Enterprise Wide Risk Management

The Corporation has an established Enterprise Wide Risk Management Program including Enterprise Wide Risk Management policies and procedures. As part of this Enterprise Wide Risk Management Program, the Corporation continues to monitor and manage its major risks. Significant risks identified under the Enterprise Wide Risk Management Program include (i) being unable to access suitable funding markets when required and (ii) being unable to meet client needs or debt service obligations in circumstances of market dysfunction and/or unanticipated restrictions on cash flows. These risks have the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are:

•	funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Queensland Public Sector’s debt financing requirements, and

•	funds held to manage the duration of borrowing clients’ debt.

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While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of the Basel II accord and the ongoing developments associated with Basel III. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term (both on a maximum term and maturity bucket level) of counterparty exposures based on credit ratings and internal credit reviews;

•	limit the exposure by country and industry sector;

•	limit the exposure to counterparties rated A- or better by Standard and Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent by another rating agency); and

•	provide a maximum percentage exposure for the various credit rating bands.

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of Australia, covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 177,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 4.64 million persons, or 20.1% of Australia’s population at the end of March 2013. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 2.19 million residents. There are nine other population centers in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, which contains the nation’s capital of Canberra.

The federal Parliament can make laws only on certain matters. These include international and inter-State trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters the Commonwealth is given exclusive powers and, as such, the States are unable to legislate in these areas. On other

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matters the Commonwealth and the States have concurrent powers whereby, both the Commonwealth and the States may legislate. The States retain legislative powers over matters not specifically listed in the Constitution. In cases of conflict in areas where the Commonwealth and States have concurrent powers to make laws, Commonwealth law has priority and the State law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last two decades underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in March 2012 with the Liberal National Party (LNP) obtaining power. The next State election is due to be held by the first half of 2015. The current Premier is the Honourable Campbell Newman, who entered the State Parliament following the March 2012 election. Mr Newman was previously the Lord Mayor of Brisbane from March 2004 until April 2011, when he resigned to contest the State election.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 19 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

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A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world; generally of high grade and easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of low-cost electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate energy sources such as natural and coal seam gas.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialised to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Strategy

The Queensland Government’s economic strategy focuses on strengthening the productive capacity of the Queensland economy while taking measures to place the State’s finances on a more sustainable long-term footing. By putting in place appropriate policy settings and strategies, the Queensland Government plans to return the State Budget to surplus and regain the State’s AAA credit rating.

The Government aims to support business confidence to invest and employ by reducing regulatory burden, improving the State’s tax competitiveness and tailoring skills and training programs focused on the needs of

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employers. The Government is also committed to growing a Four Pillar economy, supporting the State’s traditional strengths in the agriculture, construction, resources and tourism sectors.

The Queensland Government is also locking in future productivity gains with its substantial ongoing investment in skills, innovation and economic infrastructure. The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government.

The economic strategy complements sound economic fundamentals with a strategy that fosters private sector driven innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

Global economic conditions have remained weak in the years following the Global Financial Crisis (“GFC”), particularly in advanced economies where ongoing concerns about the sustainability of Government debt levels have necessitated a crucial balance between fiscal austerity and policies to stimulate economic activity. Queensland’s major trading partner growth is forecast to be largely unchanged from 2012 to 2013, but growth conditions are expected to improve in 2014. Queensland’s economic growth moderated to 3.6% in 2012-13, from 4.4% in the previous year. This was the second consecutive year that economic growth in Queensland was higher than Australia, after natural disasters slowed growth to 0.9% in 2010-11 and the GFC weighed on activity in both 2008-09 and 2009-10. Real gross state product (“GSP”) growth in 2012-13 was driven by continued growth in business investment (as construction on major liquefied natural gas (“LNG”) projects continued) and growth in household consumption.

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Real Economic Growth—Queensland and Australia

(original, CVM)

	Queensland GSP		Australia GDP
Year	A$ Billion(a)	% Change	A$ Billion(a)	% Change
2007-08	263.8	4.7	1,352.2	3.7
2008-09	266.7	1.1	1,375.8	1.7
2009-10	270.2	1.3	1,402.8	2.0
2010-11	272.6	0.9	1,434.2	2.2
2011-12	284.4	4.4	1,486.1	3.6
2012-13	294.5	3.6	1,525.0	2.6

(a)	Chain volume measure; reference year 2011-12.

Source: ABS 5220.0.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2008-09	2009-10	2010-11	2011-12	2012-13
Overseas merchandise exports (A$ billion)	56.6	43.3	49.4	52.9	44.5
Retail turnover (A$ billion)	48.4	49.1	50.0	52.0	54.2
Private gross fixed capital formation (A$ billion)	65.4	57.3	63.0	79.6	84.4
Mineral production (A$ billion)	49.4	29.7	35.6	38.5	n/a
Agricultural production (A$ billion)	10.1	10.4	10.5	11.0	11.1
Employment (‘000)	2,252	2,268	2,331	2,340	2,346
Unemployment rate (%)	4.4	5.7	5.5	5.5	6.0
Increase in consumer prices (%)	3.7	2.7	3.3	1.9	2.0
Average weekly ordinary time earnings (A$) (a)	1,141	1,219	1,270	1,311	1,397

(a)	Year-average

Note: All monetary values are in current prices, na: data not available.

Sources:	ABS 5220.0; 5368.0; 6202.0; 6302.0; 6401.0; 8501.0; Queensland Department of Agriculture, Fisheries and Forestry; Queensland Department of Natural Resources and Mines.

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Structure of the Queensland Economy

The following table shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2011-12 and 2012-13.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2011-12	2012-13	2011-12	2012-13	2011-12	2012-13	2011-12	2012-13
Household consumption	3.4	2.7	1.9	1.5	2.5	2.1	1.4	1.1
Private gross fixed capital formation	27.2	5.3	6.2	1.5	14.9	4.7	3.1	1.1
- Dwellings	-1.8	-7.2	-0.1	-0.4	-2.2	-0.1	-0.1	0.0
- Business investment	42.9	9.6	6.0	1.8	26.1	6.2	3.0	0.9
(i) Non-dwelling construction	63.0	13.4	5.0	1.7	38.1	13.8	2.4	1.1
(ii) Machinery and equipment	16.4	2.7	1.0	0.2	12.1	-4.7	0.7	-0.3
- Other investment	9.7	0.6	0.3	0.0	8.8	-0.6	0.8	-0.1
Private final demand(b)	10.4	3.6	8.1	2.9	6.0	2.9	4.5	2.2
Public final demand(b)	1.6	-1.7	0.4	-0.4	2.2	-1.3	0.5	-0.3
Overseas exports	4.9	6.3	1.1	1.4	5.1	6.1	1.1	1.3
Overseas imports	14.3	8.3	2.2	1.4	9.3	1.1	1.7	0.2
Balancing item	n/a	n/a	-2.7	1.9	n/a	n/a	-0.7	-0.4
Statistical discrepancy	n/a	n/a	-0.4	-0.8	n/a	n/a	0.0	0.0
GSP/GDP	4.4	3.6	4.4	3.6	3.6	2.6	3.6	2.6

(a)	Chain volume measure; reference year 2011-12.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source: ABS 5220.0.

Based on ABS Annual State Accounts (5220.0) data, key features are:

•

Growth in household consumption stabilized in 2012-13, to 2.7%, following several one-off factors driving a 3.4% rise in the previous year. Consumption growth in 2012-13 was constrained by lower commodity prices and a subdued labour market which offset the impact of a recovery in population growth and strengthening asset prices.

•

Dwelling investment fell 7.2% in 2012-13, following a 1.8% fall in the previous year. Dwelling investment is now 27.7% below the peak recorded in 2006-07. Subdued conditions in the dwelling sector are a result of slower growth in incomes and an unwinding of earlier renovation activity associated with the 2010-11 floods. The combination of sustained lower interest rates, faster net migration and rising house prices should support dwelling investment going forward.

•

In contrast, business investment rose a strong 9.6% in 2012-13, after increasing by 77.6% from 2009-10 to 2011-12. Business investment in Queensland was driven by several large scale LNG projects with a combined capital expenditure in excess of A$60 billion. The strength of LNG investment has masked the general weakness in other business investment in 2012-13, which has been hindered by subdued global economic conditions and ongoing strength of the A$. Reflecting these conditions, machinery and equipment rose at a more modest 2.7% pace in 2012-13. Moreover, with LNG investment expected

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to peak and two major coal mining projects scheduled to reach completion in 2013, business investment is forecast to decline over the next few years.

•

The growth in overseas exports of goods and services strengthened to 6.3% in 2012-13. Coal exports volumes recovered from the weak outcome in 2011-12. Meanwhile, a fall in commodity prices lowered the nominal value of overseas exports of goods in 2012-13.

Overseas Merchandise Exports

Queensland is one of Australia’s major exporting states, accounting for 18.6% of Australia’s total merchandise exports in 2012-13, the second largest share of all states.

Following a 7.1% rise in 2011-12, the nominal value of Queensland’s overseas merchandise exports fell 15.9% in 2012-13, driven largely by lower coal prices. In year-average terms, the A$ exchange rate depreciated marginally in 2012-13, down 0.4% to US$1.03, with returns on US$ denominated exports and competitiveness of A$ priced exports remained largely unchanged.

The fall in the value of Queensland merchandise exports in 2012-13 was driven by coal exports which contributed 12.3 percentage points of the total 12.3% fall. Significantly lower prices drove the nominal value of coal exports 26.1% lower over the year. This was despite the volume of coal exports rising 8.9% over the year as the pick-up in mine production levels progressed as expected in 2012-13. Queensland coal export volumes have been hampered by severe weather events in recent years but are expected to lift following significant investment in production capacity.

Non-ferrous metals also detracted from overseas merchandise exports in 2012-13, falling 14.9%. Queensland exports of textile fibers (97% of which is cotton) fell 18.9% over the year but remained 63.6% above 2010-11 levels.

The total value of Queensland exports of meat rose 7.0% in 2012-13, to be back above pre-GFC levels at A$3.6 billion. The effect of sustained drought saw Queensland exports of meat sharply cut in 2009-10 (down 17.7%) but they have now risen for 3 consecutive years as climate conditions improved. Although a much smaller component of Queensland merchandise exports, vegetables and fruit also rose strongly over the year (up 35.1%) to be 67.2% higher over the last 2 years.

Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2010-11	2011-12	2012-13(p)
Rural(b)
Meat	3,229	3,359	3,593
Textile fibers	733	1,479	1,200
Cereals and cereal preparations	481	616	651
Vegetables and fruit	339	419	566
Feeding stuff for animals	218	315	348
Other rural	1,220	1,271	1,266
Total	6,219	7,458	7,625

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Export Categories(a)	2010-11	2011-12	2012-13(p)
Crude minerals
Coal, coke and briquettes(b)	24,261	24,988	18,478
Metalliferous ores	3,606	3,560	3,382
Petroleum and related products/materials	155	127	226
Other crude minerals	134	136	38
Total	28,156	28,810	22,124
Processed minerals and metals(b)
Non-ferrous metals(b)	3,817	4,137	3,520
Other processed minerals and metals	259	251	235
Total	4,076	4,388	3,755
Other manufactures
Machinery and non-transport equipment	1,094	1,344	1,332
Chemicals, fertilizers (excl. crude), plastics, etc.	618	674	600
Transport equipment	277	334	324
Leather, rubber, other materials, furniture, clothing, etc.	252	253	243
Miscellaneous manufactures and beverages	377	362	373
Total	2,618	2,967	2,873
Manufactures (sum of processed minerals and metals and other)	6,694	7,355	6,628
Confidential and special(b)	8,284	9,245	8,088
Total overseas exports of merchandise goods	49,353	52,868	44,465

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification.
(b)	Since February 2002 a significant proportion of coal exports (particularly pulverised coal injection (PCI) exports) has been classified as confidential by the ABS. Accordingly, these exports are included in the ‘confidentialized items’ category, along with sugar and some processed metal exports.

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Note: Values have been rounded to the nearest A$ million.

Source: ABS unpublished foreign trade data.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate exports growth.

There has been significant construction work done in developing Queensland’s Coal Seam Gas to Liquefied Natural Gas (CSG-to-LNG) industry in recent years. LNG exports are expected to commence from 2014-15, and strengthen considerably from 2015-16.

By the end of the 2012-13 financial year, the A$ exchange rate had depreciated sharply to US$0.93. Moreover, RBA expectations that the A$ will be lower going forward is seen as an important element in stimulating non-mining areas of the economy, including exports. A lower A$ should encourage Queensland exporters as they become relatively cheaper for foreign buyers.

Although Queensland exports to a range of overseas markets, the major destinations for Queensland merchandise are countries in Asia. In 2012-13, China became Queensland’s largest export market, accounting for 20.8% of the State’s overseas merchandise exports, an increase of 5.9 percentage points on 2011-12. Japan had been Queensland’s largest export market for several decades prior to 2012-13, but its share of total exports has been trending downwards over time. In 2012-13, Japan received 19.8% of Queensland’s merchandise exports, down 2.5 percentage points from the previous year. Other major export markets in 2012-13 included South Korea (11.3%), India (10.8%) and the European Union (9.6%).

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The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2010-11	2011-12	2012-13(p)
North Asia Total	54.0	55.4	56.9
South Korea	12.0	12.3	11.3
China	13.1	14.9	20.8
Japan	22.7	22.3	19.8
Taiwan	5.5	5.2	4.4
Hong Kong	0.7	0.7	0.6
South Asia Total	19.9	18.0	18.1
Indonesia	2.2	2.3	1.8
Singapore	0.9	0.8	1.4
India	13.6	11.4	10.8
Malaysia	1.6	1.4	1.7
Thailand	0.8	1.2	1.5
North America	2.8	3.3	4.0
Canada	0.3	0.6	1.0
United States	2.5	2.7	3.1
European Union(a)	12.1	11.8	9.6
New Zealand	1.8	1.7	1.9
Brazil	2.1	1.4	1.2
Other	7.3	8.3	8.3

(a)	Includes the UK.
(p)	Preliminary

Source: ABS unpublished trade data.

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Tourism Exports

The number of overseas tourist(a) nights spent in Queensland increased by 14.1% in 2012-13, to 30.2 million nights, following several years of little or no growth in total overseas tourist nights as global economic conditions remained weak. Overseas visitor nights from most major tourism markets grew strongly in 2012-13, with the exception of South Korea which fell 28.0% over the year. Overall, the UK was the largest individual source of international tourist nights to Queensland in 2012-13, at 4.6 million nights, ahead of New Zealand, with 4.2 million nights.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2010-11	2011-12	2012-13
New Zealand	4,166	4,069	4,235
Japan	1,644	1,361	1,610
South Korea	2,284	2,727	1,963
China	1,245	1,537	2,189
Other Asia	3,256	3,736	4,883
United Kingdom	4,298	3,693	4,603
Germany	1,530	1,378	1,813
Other Europe	4,037	4,021	4,531
United States	1,346	1,099	1,402
Other Countries	2,564	2,802	2,929
Total	26,369	26,424	30,157

Source: Tourism Research Australia.

(a) Note: Tourists are defined as people visiting friends/relatives or holidaying.

Interstate visitors are also an important tourism market for Queensland and regularly contribute more to Queensland economic activity than international tourism. In 2011-12, Queensland’s interstate tourism gross value added (GVA) was the highest of all states at A$2.8 billion.

Interstate tourist nights rose 11.0% in 2012-13, despite a persistently high Australian dollar which has encouraged Australian residents to holiday abroad in recent years. This growth in interstate visitor nights in Queensland reversed an 11.5% fall in 2011-12.

Overseas Merchandise imports

The nominal value of Queensland’s overseas merchandise imports rose 7.4%, to A$42.7 billion in 2012-13. The growth in nominal imports was driven by a 12.3% rise in other manufactured goods (up A$983 million) and a 9.0% increase in mineral fuels, petroleum and lubricants (up A$903 million). Meanwhile, other machinery and transport equipment also grew strongly, up 8.6% in 2012-13, reflecting continued strength in mining and resource related investment. However, this result likely understates growth in imports in 2012-13, with some imports of investment goods (largely LNG-related) not included in state totals by the ABS.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

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Import Categories(a)	2010-11	2011-12	2012-13(p)	Annual change, 2012-13, %
Live animals, food, beverages & tobacco	1,231	1,297	1,376	6.1
Mineral fuels, petroleum and lubricants	8,364	10,037	10,939	9.0
Chemicals	1,653	1,805	1,796	-0.5
Road motor vehicles	5,217	6,597	6,850	3.8
Other machinery and transport equipment	6,716	8,632	9,374	8.6
Other manufactured goods	6,674	7,969	8,953	12.3
Other	3,231	3,472	3,450	-0.6
Total overseas imports of goods	33,084	39,810	42,738	7.4

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification.

Note: Values have been rounded to the nearest A$ million.

Source: ABS unpublished trade data.

Population and Employment

Queensland’s estimated resident population was 4.6 million in March quarter 2013, 20.1% of the Australian population. Population growth in Queensland has picked up since the aftermath of the GFC, although it remains lower than that recorded for much of the previous decade. Over the 12 months to March quarter 2013, Queensland recorded the third highest population growth rate (2.0%) of all Australian jurisdictions.

Net overseas migration to Queensland has risen to be the main contributor to total population growth in the State, following a period of weaker growth. The rebound in migrants from overseas likely reflects the stronger performance of the Australian economy relative to overseas countries.

Growth in the State’s population continues to outperform the Rest of Australia and quarterly growth has exceeded that in the rest of the Australia for several decades. Over the five years to March quarter 2013, Queensland’s population grew at an average annual rate of 2.0% compared with growth of 1.6% in the rest of Australia.

Over the five year period to 2012-13, Queensland’s labor force increased by 9.6%. The State’s labor force participation rate declined over the five years to 2012-13, to 66.1%, but remained consistently higher than the rest of Australia average over the period.

Based on industry estimates, employment in Queensland increased by 7.3% over the five years to 2012-13, 0.8 percentage point lower than the growth recorded in the rest of Australia. As a result, an additional 159,500 individuals were employed in Queensland, equating to 18.6% of the increase in employment in Australia over the period. A sharp rise in Queensland health care employment and an almost doubling of mining industry jobs over the five years to 2012-13 were the main drivers of growth in employment in the State. The following table shows changes in Queensland’s employment by industry over the past five years.

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Employed Persons by Industry, Queensland

	2007-08 (‘000)	2012-13 (‘000)	% Change 2007-08 to 2012-13	% Share of total employment 2012-13
Agriculture, forestry & fishing	81.0	66.1	-18.4	2.8
Mining	38.3	74	93.2	3.2
Manufacturing	189.6	165.9	-12.5	7.1
Electricity, gas, water & waste services	23.5	30.8	31.1	1.3
Construction	237.6	236.5	-0.5	10.1
Wholesale Trade	69.2	77.7	12.3	3.3
Retail Trade	271.0	251.6	-7.2	10.7
Accommodation & food services	155.7	167.7	7.7	7.1
Transport, postal & warehousing	120.9	137.7	13.9	5.9
Information media & telecommunications	41.7	31.4	-24.7	1.3
Financial & insurance services	56.4	61.4	8.9	2.6
Rental, hiring & real estate services	54.5	49.8	-8.6	2.1
Professional, scientific & technical services	139.8	164.5	17.7	7.0
Administrative & support services	73.7	81.9	11.1	3.5
Public administration & safety	129.8	149.9	15.5	6.4
Education & training	163.4	181.3	11.0	7.7
Health care & social assistance	213.1	283.9	33.2	12.1
Arts & recreation services	40.1	36.7	-8.5	1.6
Other services	88.0	98.4	11.8	4.2
TOTAL(a)	2,187.4	2,346.9	7.3	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the year average of aggregate monthly estimates of employed persons.

Note: Due to rounding, amounts may not add to totals.

Source: ABS 6291.0.55.003.

Queensland employment growth slowed to 0.3% in 2012-13, reflecting a combination of low business confidence, the high A$ and household caution which impacted on labor intensive services sector. Lower commodity prices and the high A$ induced trade exposed industries to cut costs.

Queensland’s labor force participation rate fell for the fourth consecutive year, down 1.0 percentage point to 66.1% in 2012-13 and down 1.7 percentage points since it peaked in 2008-09. Meanwhile, the labor force grew 0.7% in 2012-13. As a result, the year-average unemployment rate rose 0.5 percentage point, to 6.0%, in 2012-13.

Prices

The Brisbane consumer price index (CPI) rose 2.0% in 2012-13, marginally stronger than the 1.9% growth recorded in 2011-12. This compares to an average annual growth in Brisbane’s consumer prices of 2.9% since the RBA’s adoption of inflation targeting in 1993-94. For the second consecutive year, the national CPI rose 2.3% in 2012-13.

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Income

Queensland recorded growth in average weekly earnings of 3.5% in 2012-13, compared with 4.8% growth nationally. The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2012-13	Average Weekly Earnings 2012-13
	A$	A$
Queensland	54,735	1,073
New South Wales	58,072	1,095
Victoria	53,730	1,035
South Australia	52,604	974
Western Australia	67,695	1,271
Tasmania	47,887	936
Australia	57,441	1,093

Sources: ABS 5220.0 and 6302.0.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The Australian Labor Party held office at the federal government level from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralized. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non-wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralized system, enabling an economic environment of low inflation and strong employment growth.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

As of May 2012, 42.0% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 38.7% of workers were covered by individual agreements with only 16.1% covered by awards only.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations

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system, which commenced on January 1, 2010. The new national industrial relations system applies to all Queensland private sector employees. Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2012, State and local public sector employees in Queensland totaled 343,100 persons, accounting for 16.3% of all employees in the State.

The Coalition (led by the Liberal Party of Australia) formed government following the federal election held on September 7, 2013. The current Federal Government’s policies promote enterprise bargaining, continuing a progressive transition to a more decentralized system.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2012-13(a)

(CVM, 2011-12 reference year)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a % of Australia
Agriculture, forestry and fishing	7,889	31,859	24.8
Mining	30,309	146,391	20.7
Manufacturing	20,154	103,624	19.4
Services(b)	216,627	1,145,891	18.9

TOTAL	274,979	1,427,765	19.3

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes general government and ownership of dwellings.

Source: ABS 5220.0.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large ‘unconventional’ resources of coal seam natural gas.

There are currently three major CSG-to-LNG projects under construction in Queensland, with a total capital expenditure in excess of A$60 billion.

With first gas exports targeted for 2014-15, LNG export volumes are expected to ramp up substantially in the following year. LNG exports are projected to become Queensland’s second largest export after coal by 2015-16, with the nominal value surpassing A$10 billion in that year. This reflects the anticipated completion of the Curtis Island LNG and Gladstone LNG projects in 2014-15 and 2015-16 respectively, while the Australia Pacific LNG project will drive a further rise in exports from 2016 onwards.

In 2012-13, Queensland accounted for 20.7% of the nation’s total mining output, slightly down on the previous year. Queensland’s mining production was severely impacted by heavy rain and cyclone Yasi in 2010-11 but industry output has now recovered to surpass its previous peak in 2009-10.

In 2012-13, Queensland’s mining industry accounted for 11.0% of the State’s total industry gross value added, while 74,000 people were directly employed (3.2% of total employment) in the mining industry.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

Queensland Resource Production –Value(a)

(A$ millions)

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Mineral	2007-08	2008-09	2009-10	2010-11	2011-12
Black coal	17,025	41,498	22,779	26,758	29,709
Copper concentrate	3,198	2,308	1,801	2,913	2,157
Gold bullion	428	508	490	518	709
Bauxite	233	231	368	501	596
Lead concentrate	1,954	1,434	1,826	1,988	1,877
Zinc concentrate	2,159	1,595	1,144	1,461	1,641
Crude oil	340	493	159	201	325
Natural gas(b)	626	767	655	631	684
Other	754	597	432	632	820

TOTAL	26,718	49,430	29,653	35,602	38,519

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.
(b)	Conventional and unconventional

Source: Queensland Department of Natural Resources and Mines.

Queensland’s Principal Resource Production -Volumes

Mineral	2007-08	2008-09	2009-10	2010-11	2011-12
Black coal (‘000t)	180,476	190,553	205,619	179,834	187,614
Copper concentrate (‘000t)	1,419	1,348	973	1,118	1,063
Gold bullion (kg)	25,909	22,092	24,414	19,587	25,207
Bauxite (‘000t)	19,386	17,415	17,890	19,504	21,560
Lead concentrate (‘000t)	763	665	702	695	672
Zinc concentrate (‘000t)	1,641	1,661	1,593	1,864	1,916
Crude oil (megaliters)	554	550	433	401	459
Natural gas (gigaliters)(a)	5,465	6,089	7,015	7,263	7,279

(a)	Conventional and unconventional

Source: Queensland Department of Natural Resources and Mines.

Coal

Coal is Queensland’s leading export commodity. In 2012-13, the value of non-confidentialized coal exports (this excludes coal exports which have been confidentialized by the Australian Bureau of Statistics, such as pulverized coal injection exports) accounted for 41.6% of Queensland’s total merchandise exports. Despite a 7.3% growth in the volume of non-confidentialized coal exports in 2012-13, the value of non-confidentialized coal exports was down 26.1% from 2011-12, to A$18.5 billion.

Coal is also Queensland’s most significant commodity in terms of the value of resources produced. Coal accounted for 77.1% of Queensland mineral production by value in 2011-12 (latest available data on resource production). The quantity of black coal produced in Queensland rose by 4.3% in 2011-12, to 187.6 million tonnes, while the value of production grew by 11.0%, to A$29.7 million.

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Copper

In 2011-12, the value of copper concentrate produced in Queensland fell 25.9% to A$2.2 billion, reversing some of the 61.7% rise in 2010-11.

Gold

The value of gold bullion produced in Queensland rose by 36.9% in 2011-12, to A$709 million.

Bauxite

The value of Queensland’s bauxite production rose by 18.9% to A$596 million, following a 36.0% rise in 2010-11.

Lead and Zinc

In Queensland, the value of lead concentrate production fell by 5.6% in 2011-12, to A$1,877 million, while the value of zinc concentrate production rose 12.4%, to A$1,641 million.

Crude Oil and Natural Gas

The value of crude oil produced in Queensland rose by 61.6% in 2011-12, to A$325 million. The value of natural gas production in Queensland rose by 8.5% in 2011-12.

Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.9% of Queensland’s industry gross value added and 24.8% of Australia’s total agricultural production in 2012-13. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2012-13, 55.1% of the nominal gross value of Queensland’s agricultural production was derived from four products—beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2012-13.

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Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2008-09	2009-10	2010-11	2011-12	2012-13(b)

Gross Value (A$m)
Cattle and calves	3,366	3,229	3,418	3,281	3,247
Poultry	351	359	396	395	438
Pigs	242	231	221	212	204
Sheep and lambs	60	45	55	60	47
Sugar cane	968	1,425	940	1,150	1,140
Wool	87	87	118	120	106
Cereals	1,075	577	902	755	1,099
Fruit and vegetables	1,923	2,208	2,055	2,417	2,453
Dairying (total whole milk production)	293	296	258	239	226
Cotton	325	355	660	930	633
Other	1,458	1,619	1,519	1,398	1,519
Total agriculture	10,148	10,431	10,542	10,957	11,112
Volume of Production
Beef and veal (‘000 tonnes)	1,003	1,007	1,043	1,054	1,113
Sugar cane (‘000 tonnes)	30,171	28,161	25,776	26,329	29,086
Wool (‘000 kg)(a)	10,829	8,817	8,207	7,538	7,659
Wheat (‘000 tonnes)	2,016	1,346	1,524	1,886	1,748
Cotton lint (‘000 tonnes)	151	131	328	460	337

(a)	Taxable wool received by brokers and purchased by dealers from wool producers.
(b)	Gross value figures are forecasts provided by the Queensland Department of Agriculture, Fisheries and Forestry.

Sources: ABS 7215.0; Queensland Department of Agriculture, Fisheries and Forestry Queensland AgTrends April 2013; Australian Sugar Milling Council Annual Review 2012; Australian Government Department of Agriculture, Forestry and Fishing Australian Commodity Statistics 2012, Australian Crop Report June 2013.

The nominal value of Queensland’s agricultural production rose 1.4% in 2012-13. A 45.6% rise in the gross value of cereals production, to A$1.1 billion, drove this increase. The nominal value of sugar cane production fell 0.9% in 2012-13, following a 22.3% rise in 2011-12 as part of the recovery from the damage caused by severe weather conditions in Queensland. The value of cotton production fell 31.9% in 2012-13, as volumes fell 26.7% and prices were also down.

Meat and Poultry

The volume of production of beef and veal rose 5.5% in 2012-13.

Cereals

Queensland wheat production fell 7.3% in 2012-13, from 1,886 kilotons to 1,748 kilotons.

Sugar

The value of Queensland’s sugar cane production fell 0.9% to A$1,140 million in 2012-13. However, the volume of production in Queensland rose 10.5% in 2012-13, to 29,086 kilotons.

Wool

The volume of wool produced in Queensland rose marginally in 2012-13 (up 1.6%) to 7.7 kilotons, but has been trending lower over the past two decades.

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Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production fell 7.4% to A$175 million in 2012-13. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which are owned by the State Government, but have now been leased to private enterprise.

Fisheries

The value of Queensland’s fisheries production fell 1.1% to A$436 million in 2012-13. Commercial fishing operations constituted around 60% of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2012-13, the manufacturing sector accounted for 7.3% of Queensland’s industry gross value added. Queensland’s share of Australia’s total manufacturing output was 19.4% in 2012-13.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in favor of service-based industries over time.

The main sources of sales and services income in Queensland manufacturing industry in 2011-12 were food and metal product manufacturing. The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totaled A$6.6 billion in 2012-13. The value of manufactured exports overseas fell 9.9% in 2012-13, reversing a 9.9% rise in the previous year.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now ‘Aurizon’) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland road network, extending approximately 177,000 kilometers, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and four secondary international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities.

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Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government is currently constructing a national broadband network (NBN). While the newly elected Coalition Government is also committed to the project, it is likely to implement some changes to the rollout over the coming years. The revised rollout is expected to deliver fiber optic cable to the premises for 22% of households and fiber-to-the-node for 71% of Australian premises. The remaining 7% of premises will have access to next-generation fixed wireless and satellite technologies. The NBN has the revised objective of providing download data rates of between 25 and 100 megabits per second for the whole nation by 2016.

Construction

The Queensland construction industry directly provided 10.1% of employment in the State during 2012-13. Meanwhile, dwelling investment in Queensland fell 7.2% in 2012-13, following a 1.8% decline in the previous year. However, the combination of sustained lower interest rates, faster net migration and rising house prices should support dwelling investment going forward.

According to the ABS Annual State Accounts, non-dwelling construction—which consists of non-residential building (shops, offices, factories, etc) and engineering construction (mines, ports, roads, etc)—rose 13.4% in 2012-13. The result was driven by new engineering construction, which grew 15.2% (or A$4.3 billion in real terms) to a new high of A$32.9 billion. In particular, construction activity in Queensland’s burgeoning LNG industry continued to grow, driven by several large scale LNG projects with a combined capital expenditure in excess of A$60 billion.

In comparison, non-residential building construction grew 9.7% in 2012-13. Although investment in non-residential buildings in Queensland are 24.3% higher than GFC impacted 2009-10, they are 8.8% below 2007-08 levels (the most recent peak).

Tourism

Tourism directly accounted for an estimated 3.6% of overall output (gross value added, at basic prices) in the State in 2011-12 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, water-skiing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks, world class golf courses and internationally-recognized restaurants and entertainment venues.

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The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 1,748,948 international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland in 2012-13. In total, they spent 30.16 million nights in the State with an average length of stay of 17.2 nights. The number of international tourist nights in Queensland rose 14.1% in 2012-13, following several years of little or no growth.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, however, the last two years has seen international tourist nights outnumber those from interstate visitors. Tourists from interstate spent a total of 28.5 million nights in Queensland in 2012-13, an increase of 11.0% on 2011-12. This strong increase follows an 11.5% fall in 2011-12 as the strong A$ made it more attractive for Australians to holiday overseas.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to the Financial Agreement in 1927, recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement established the Australian Loan Council and the State Government’s Loan Council Program (the “Loan Program”) to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, States found it increasingly necessary to rely on borrowing by semi-government authorities to fund capital expenditures. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the States and Territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with State and Territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-State financial relations. They placed full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State Governments to greater scrutiny by the community and financial markets.

From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and State Governments.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus, with the latter being a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are

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designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2012-13, the Queensland LCA Outcome was a deficit of A$9.364 billion.

State Borrowing Guarantee

On March 25, 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on June 29, 2009, becoming operational on July 24, 2009. Queensland announced on June 16, 2009 that it intended to apply the guarantee to all existing Australian dollar benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (CGG) to be applied to its selected domestic bonds on September 28, 2009 and has issued CGG-eligibility certificates.

On February 7, 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after December 31, 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State.

Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (SGG) yield curve, QTC has issued SGG bond lines in parallel to the existing CGG lines and also to fill maturity gaps. QTC also continues to offer investors (at its discretion) opportunities to swap some CGG lines for SGG lines.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The States impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the ratable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires State governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services and associated infrastructure to the same standard.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the States for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (the “Agreement”).

The main features of the Agreement include:

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•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the States;

•	the abolition of financial assistance grants to the States; and

•	the abolition of a number of State taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2013-14, it is expected that Queensland will receive A$10.8 billion in GST revenue. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework is on significantly reducing Commonwealth prescriptions on service delivery by the States, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement—the Intergovernmental Agreement on Federal Financial Relations—commenced on January 1, 2009. The main features of the new framework include:

•

a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disabilities services, and housing;

•

a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered;

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives;

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms; and

•	the continued provision of all GST revenue to the States.

It is an ongoing task for Queensland and other governments to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing State, Territory and Australian Governments.

In 2012-13 general revenue assistance, made up of GST revenue, represented 22% of Queensland Government revenue, while payments for specific purposes represented 14%.

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National Health reform

Under the National Health Reform Agreement (the “Agreement”) signed by Queensland and other governments in July 2011, 17 Hospital and Health Services (HHSs) have been created as independent statutory bodies to replace Health Service Districts as the primary providers of public health services in Queensland from July 1, 2012.

HHSs are governed by expertise-based Boards, which will help drive greater local accountability and efficiency in the delivery of health services.

Under the terms of the Agreement, the Australian Government will fund 45 per cent of the efficient growth of activity based services from July 1, 2014, increasing to 50 per cent from July 1, 2017. The Agreement guarantees that the improvement in Australian Government funding to states and territories over the period 2014-15 to 2019-20 will be no less than A$16.4 billion.

National Disability Insurance Scheme (NDIS)

The NDIS launched in July 2013, following years of discussion about the need for a major reform of disability services in Australia. Queensland has, along with all other jurisdictions, endorsed the high level principles for the NDIS; signed up to an Intergovernmental Agreement for the NDIS launch sites (there are no launch sites in Queensland); and endorsed the establishment of a Standing Council on Disability Reform to oversee work towards an NDIS. Queensland has committed to developing an agreed approach with the Australian Government on the NDIS roll-out and related funding arrangements by December 2014. The transition phase will commence from July 1, 2016, with full implementation by July 1, 2019.

To support the implementation of the NDIS in Queensland, in December 2012 the Premier committed to increase Queensland’s disability funding by an additional A$868 million over the six year period to 2018-19. This, combined with the previous Australian Government’s commitment in May 2013 to increase the Medicare Levy and to share the additional levy revenue with the States to assist in funding NDIS, has provided Queensland with a viable funding basis for NDIS.

Education Funding

The Australian Government recently announced additional funding for Queensland state schools of A$794 million over the four years to 2016-17, including A$131 million for the 2014 school year. This funding offer recognises the significant investment that the Queensland Government has already made to schooling in the State particularly through the A$537 million Great Teachers = Great Results program. In addition, the offer comes without the prescriptive elements required by the previous Australian Government. The Queensland Government will continue to work with the Australian Government to finalise the funding arrangements.

Review of the Distribution of the GST

In March 2011, the Australian Government announced a review of the distribution of GST revenue to the states (the “Review”). The Australian Government indicated the rationale for the review is that under the current distribution arrangements there is:

•	not enough incentive for reform;

•	a need for more certainty and predictability; and

•	potential for greater simplicity.

The Review’s final report did not recommend significant reform of the distribution of GST in the short term, but

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contained recommendations to improve the governance, communication and transparency, and stability of the current HFE system.

The Review’s final report also recommended a more fundamental reform of Commonwealth-State financial relations in the longer term. The reform of Commonwealth-State financial relations was identified as necessary to address future fiscal sustainability of States, and suggested broad tax reform and consideration of roles and responsibilities.

A number of the Review’s recommendations are being considered by the Commonwealth Grants Commission during its current review of its assessment methodology, due in early 2015. Queensland made a submission in July 2013, which put forward options for improving the current GST distribution methodology. Above all, the submission proposed that reform of the mining revenue assessment should be the priority of the review, and suggested options for reforming this assessment.

National Commission of Audit (NCoA)

In October 2013, the Commonwealth Treasurer announced the commencement of a NCoA to assess the role and scope of Government and to ensure taxpayers’ money is spent wisely and efficiently. The NCoA will be undertaken in two phases. The Commission will report on Phase 1 (including significant federal relations reform issues) by the end of January 2014. The report on Phase 2 (dealing with Commonwealth infrastructure and public sector accountability) is due no later than the end of March 2014.

Recommendations from the forthcoming NCoA reports are likely to inform the future development of ‘white’ policy papers on federalism and tax reform, and could signal the start of significant reforms to intergovernmental relations in Australia.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves of expenditure via the Appropriation Acts on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Act for the Legislative Assembly and one for all other agencies.

Fiscal reform

Following the Queensland election in March 2012, the Government appointed an independent Commission of Audit to provide advice regarding Queensland’s current and forecast financial position. The Commission was asked to make recommendations on:

•	strengthening the Queensland economy

•	improving the State’s financial position including regaining a AAA credit rating

•	ensuring value for money in the delivery of frontline services.

The Independent Commission of Audit Interim Report was released on June 15, 2012, and focused on the immediate fiscal repair task, through addressing the unsustainable gap between expenditure and revenue growth and the consequent rapid rise in State debt. The report identified a number of risks to the Budget that required the provision of funding over the forward estimates. It also identified three areas of concern in the forward estimates related to transfer duty, employee expenses and capital expenditure, which were addressed in the Government’s Interim Response and the 2012-13 Budget.

The Independent Commission found that Queensland’s fiscal position had deteriorated significantly over the previous six years and was vulnerable to external shocks. It found that this deterioration was the result of a lack of fiscal discipline with expenditure growth significantly outstripping revenue growth since 2005-06. This led to a significant increase in Government debt.

The Commission recommended that the Queensland Government adopt the following fiscal strategy for the 2012-13 Budget:

•	General Government fiscal surplus in 2014-15 to be achieved through a A$3 billion process of fiscal repair over three years (the First Stage)

•	A Total Government debt reduction strategy of A$25 billion to A$30 billion to restore the debt to revenue ratio to 60% by 2017-18 (the Second Stage)

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•

Once the Second Stage has been completed, the Government set medium term targets of maintaining a zero fiscal balance in the General Government sector on average over the economic cycle, and of keeping Total Government debt levels constant to GSP.

The Independent Commission’s specific proposals for fiscal repair (revenue, expenditure and other measures) were considered in formulating the 2012-13 Budget.

As a result of the election and the appointment of the independent Commission of Audit, the 2012-13 Budget was presented by the Treasurer to the Legislative Assembly in September 2012, with the Appropriation Acts passed by Parliament in October 2012 and assented to in November 2012.

The 2012-13 Budget included measures worth A$7.8 billion over the period 2012-13 to 2015-16, comprising:

•	expense measures of A$5.3 billion;

•	revenue measures of A$0.8 billion;

•	capital measures of A$1.7 billion.

These measures were largely achieved by Government exiting activities that are not the domain of the Queensland Government, by reducing waste and inefficiency in Government activities and by implementing specifically targeted revenue measures.

The Government implemented a number of expense measures in late 2011-12 (for example, A$431.2 million from 2011-12 to 2014-15 from the abolition of redundant carbon schemes) or part way through 2012-13 (for example, A$287.7 million from 2012-13 to 2015-16 from ceasing state employment programs which are appropriately the responsibility of the Australian Government). Once implemented, these measures resulted in ongoing annual savings.

Another major component of the 2012-13 Budget fiscal measures was a reduction in Full Time Equivalent (FTE) positions in 2012-13. Data available from the Public Service Commission indicates that the number of FTEs decreased by 6.5% between June 30, 2012 and June 30, 2013.

The Independent Commission delivered its Final Report in February 2013. The Final Report focused on the role and operations of Government in a modern economy.

The Final Report was essentially about ways in which the quality and quantity of frontline services can be improved, including models that make better use of the skills, capacity and innovation of the private and not-for-profit sectors.

The Queensland Government wants to be able to provide more services to Queenslanders and improve the quality of those services.

The Queensland Government’s view is that the best way to expand and improve services is to fundamentally change the way in which its services are structured and managed.

Government has accepted the overwhelming majority of the recommendations in the Final Report. In many cases, it is possible to identify examples which already put the Government on the path to implementation. In other cases, recommendations that imply major change represent what has been standard practice in some other states for many years.

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Nonetheless, the implementation task will be considerable and will need to be staged. Some recommendations can be implemented quickly. Others will take several years or will be ongoing in nature.

Many of the recommendations relate to contestability. Contestability is not an outcome, but rather a process whereby Government tests the market to ensure it is providing the public with the best possible solution at the best possible price.

The Government is determined to transition to the enabler. It does not always need to be the provider. In a modern Queensland, citizens care much less about who is the provider – they care about access, quality and timeliness of the services they receive.

The Independent Commission of Audit’s Final Report also contained five recommendations in relation to the sale of Government businesses. These recommendations can be summarized as follows:

•	Recommendation 7 – when market conditions are favorable, the Government divest its electricity generation assets.

•	Recommendation 8 - Electricity distribution and transmission assets be divested at a time set to align with regulatory re-set periods and favorable market conditions.

•	Recommendation 9 - Either separately or in conjunction with other electricity assets, residual retail electricity functions be divested in order to maximize the value of the business for taxpayers.

•	Recommendation 20 - The commercial operations of Gladstone Ports Corporation and Port of Townsville Limited be offered for long-term lease to private operators.

•	Recommendation 31 - The Government divest Queensland Investment Corporation (“QIC”) with both its private and public sector client book.

Recommendation 8 was not accepted by the Government. The Government’s response to Recommendation 8 was:

The Government will not be divesting its electricity distribution and transmission businesses – namely, Ergon, Energex and Powerlink - during its current term of office and will not be seeking a mandate to do so at the next election.

The Government does not currently have a policy to sell Government businesses, and remains fully committed to seeking a mandate from the Queensland people before divesting itself of any Government business.

However, the Government will investigate alternative ways of funding the future expansion of infrastructure.

Consistent with this response, on December 12, 2013 the Government announced it would investigate private sector financing of electricity distribution and transmission infrastructure investment.

The other four recommendations were identified for further consideration, with the Government’s response in relation to Recommendations 7 and 9 being:

The Government does not currently have a policy to sell Government businesses, and remains fully committed to seeking a mandate from the Queensland people before divesting itself of any Government business. However, the Government believes such a proposal is worthy of an open and transparent community debate to establish its

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viability and to inform stakeholders of the costs and benefits of Government owning such businesses, noting these also come with significant financial risks in the context of a modern economy.

While divestment is an effective way of reducing Queensland’s oppressive debt and restoring the State’s financial strength and security, the Government will undertake further detailed investigation of this particular proposal to ensure that the debate is fully informed before making any decision. The Government also notes the findings of the Commission of Audit in relation to the constraints imposed by Government ownership of these businesses and in relation to any timing of divestment.

Regardless of the outcome of these considerations, the Government will ensure that the businesses are running as efficiently and effectively as possible, and will adopt a prudent approach in ensuring decisions are not taken that could erode the value that could be realized for the benefit of Queenslanders in the context of any possible future sale.

The response to Recommendation 20 additionally noted that the offering of a long-term lease for the operation of the commercial enterprises means the Government would still retain ownership of these ports.

On December 12, 2013, the Government announced that it would commission a series of scoping studies to investigate future options for energy generators CS Energy and Stanwell, as well as the ports of Townsville and Gladstone.

These scoping studies are intended to form the basis for a considered and mature conversation with Queenslanders about the future of these businesses in the context of Queensland’s high levels of debt.

A separate study will also look at the possible creation of an integrated retail and generation business, incorporating Ergon Energy’s retail business with other power assets, as a means of increasing competition in the market.

The Government maintains its commitment not to sell any government-owned businesses without a mandate.

The response to Recommendation 31 was:

•

The Government has made no decision on this recommendation and notes that it requires further consideration. Its intent is that QIC continue operating according to its current objectives, and the Government remains fully committed to seeking a mandate from the people of Queensland for any potential sales.

On December 12, 2013, the Government advised that it has no plan to sell the Queensland Investment Corporation.

The Government’s response to the Final Report is set out in A Plan – Better Services for Queenslanders: www.treasury.qld.gov.au/coa-response/better-services.shtml.

Meanwhile, the 2013–14 State Budget was made significantly more difficult by the rebuilding task following the widespread flooding arising from ex-Tropical Cyclone Oswald. The disaster was estimated to cost A$2.5 billion, and followed significant natural disasters in 2010–11 and 2011–12, to bring total disaster spending over the 2012–13 to 2014–15 period to A$8.8 billion (as per latest Mid Year Fiscal and Economic Review (MYFER) estimates).

In addition, key revenue sources such as taxation, GST and mining royalties were estimated to have fallen by A$4.2 billion in underlying terms between the 2012–13 Budget and the 2013-2014 Budget. This reflected ongoing weakness of export coal prices, downward reductions in the GST pool distributed by the Australian Government and the impact of the slower than anticipated property market recovery on transfer duty on land tax.

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To keep a fiscal balance in 2014–15 within reach and ensure borrowings in the General Government sector stabilize, the Government decided that some further measures will be implemented in the 2013–14 Budget. These are outlined below:

•	A two year deferral, from July 1, 2013 to July 1, 2015, of the second planned increase in the payroll tax threshold, from A$1.1 million to A$1.2 million, announced in the 2012–13 Budget.

•	An increase in duty rates on general insurance products, more closely aligning Queensland’s rates with those applied in other states.

•	Extending the Emergency Management, Fire and Rescue Levy (currently known as Urban Fire Levy) to all ratable properties to ensure a sustainable funding base for emergency management services.

The Government will also seek to achieve further departmental savings of A$100 million per annum from 2013–14.

In the 2013-14 MYFER, it was noted the Government’s fiscal principles, especially achieving and maintaining a General Government sector fiscal balance, and stabilizing then significantly reducing debt, have provided a clear focus and objective for policy.

In addition, net measures since the election in March 2012 are delivering savings of around A$7.5 billion in the General Government sector over the period 2012-13 to 2015-16. This has played a crucial role in non-financial public sector borrowings at June 30, 2016 being A$9.4 billion lower than the comparable estimate in the Independent Commission of Audit’s Interim Report.

Non-financial Public Sector – revisions to gross borrowings

	2012-13 A$ million	2013-14 A$ million	2014-15 A$ million	2015-16 A$ million	2016-17 A$ million
CoA Interim Report[1]	74,080	82,293	86,326	89,838	n/a
2013-14 Budget	69,490	78,125	80,147	81,137	81,465
2013-14 MYFER[2]	69,031	76,968	79,476	80,416	81,454

Reduction since CoA	5,049	5,325	6,850	9,422	n/a

Notes:

1.	Independent Commission of Audit (CoA) Interim Report borrowing numbers have been adjusted to ensure comparability with the 2013-14 Budget and MYFER.
2.	2012-13 figure is as per the 2012-13 Outcomes Report

Fiscal Principles

The Financial Accountability Act 2009 requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and fiscal principles that support those objectives.

The LNP Government has adopted the following four fiscal principles:

•	Principle 1 – Stabilize then significantly reduce debt

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A debt to revenue ratio allows a jurisdiction to determine how affordable its debt levels are and consequently is the key fiscal measure supporting a fiscal sustainability objective. For this reason, some form of debt to revenue ratio features in all major ratings agency methodologies and is usually a feature of any government’s fiscal principles.

In the 2013–14 MYFER, borrowings were projected to be approximately A$6.9 billion less in 2014-15 and around A$9.4 billion less in 2015-16 than the Independent Commission of Audit Interim Report (comparable figure).

Queensland’s debt to revenue ratio has improved since the Independent Commission of Audit Interim Report and falls substantially over the forward estimates reflecting stronger growth in revenue than debt. The debt to revenue ratio is expected to peak at 148% in 2013-14, slightly below the 150% peak anticipated in the 2013-14 Budget. From 2014-15, the debt to revenue ratio is expected to gradually improve as debt is projected to grow modestly and revenue continues to grow.

•	Principle 2 – Achieve and maintain a General Government sector fiscal balance by 2014-15

During the 2012 election, the Government committed to achieving an operating surplus by 2014-15. The Independent Commission of Audit has since emphasized that fiscal repair will require realigning recurrent and capital spending so that it can be funded from recurrent revenue. The achievement of an operating surplus in itself is not sufficient for Government to attain fiscal sustainability or maintain or improve its credit rating given the impact of capital investment on the debt position.

Borrowing should not be undertaken for the maintenance of the existing capital base. This means that Government needs a minimum of a balanced budget position (depreciation and maintenance are expensed) with any operating surplus used to fund new capital expansion. The size of that surplus should be determined by the appropriate size of the capital program and the sustainability of current debt levels.

While it is arguably appropriate to borrow for new essential infrastructure when debt levels are manageable, they are currently too high.

Accordingly, the fiscal balance replaced the operating balance as the primary fiscal target of the Government. The fiscal balance combines the operating balance and net acquisitions of non-financial assets (purchases of non-financial assets less depreciation).

In the 2013–14 Budget, the Government implemented savings and revenue measures that offset decisions since the 2012-13 Budget and continued to deliver the savings outlined in the 2012-13 Budget.

The fiscal balance projection for 2014-15 has deteriorated slightly since the 2013-14 Budget, partly driven by revisions to the timing of Natural Disaster Relief and Recovery Arrangements (NDRRA) flows. Although a deficit of A$664 million is currently projected, the Government maintains an objective of delivering a fiscal surplus in 2014-15. Fiscal surpluses continue to be projected in both 2015-16 and 2016-17.

However, natural disasters and revenue write-downs resulted in a forecasted modest fiscal deficit of A$244 million in 2014-15 in the 2013–14 Budget. Despite this, achievement of a 2014-15 fiscal balance remained a policy objective.

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•	Principle 3 – Maintain a competitive tax environment for business

While increases in taxes have occurred over the last decade, Queensland has a relatively competitive tax environment for business. Queensland’s General Government taxation revenue as a percentage of gross state product has fallen over the past decade (in part reflecting the relative weakness in the property sector and the abolition of state taxes under the Intergovernmental Agreement on Federal Financial Relations). Queensland’s tax take is also significantly less than the average of the other states.

At Budget it was noted Queensland’s tax effort, as measured by the Commonwealth Grants Commission, was more than 12% below the national average in 2011-2012.

Non-financial public sector taxation per capita in Queensland at MYFER was expected to be A$486 lower than the average for other states and territories in 2013-14.

Queensland’s non-financial public sector taxation as a percentage of GSP was 3.65% in 2012-13 compared to the average of other states and territories of 4.14%.

•	Principle 4 – Target full funding of long term liabilities such as superannuation in accordance with actuarial advice

One of the enduring features of Queensland public finance has been setting aside funding, on an actuarially determined basis, to meet long term employee entitlements—most notably superannuation and long service leave.

Despite the very difficult climate in investment markets over recent years (and with the transfer of the Queensland Motorways Ltd asset), Queensland’s employee entitlements remain fully funded. The Australian Government and other states have plans that aspire to this over the coming decades.

As at the last formal actuarial review (released June 2011), accruing superannuation liabilities were fully funded when the QML transaction is taken into account. The State Actuary reviews the scheme every three years.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is tabled and published each year in the Budget papers and Mid Year Fiscal and Economic Review (“MYFER”).

As outlined in the 2013–14 State Budget and MYFER, the Government’s fiscal consolidation efforts have allowed it to make significant progress in the achievement of its fiscal principles.

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The Fiscal Principles of the Queensland Government

Principle	Indicator
	Debt to Revenue Ratio
		2012-13 Budget per cent	2013-14 MYFER per cent
Stabilize then significantly reduce debt	2012-13	141		140
(Non-financial Public sector)	2013-14	150		148
	2014-15	138		137
	2015-16	138		137
	2016-17	134		134

	General Government Fiscal Balance
		2012-13 Budget (A$ million)	2013-14 MYFER (A$ million)
Achieve and maintain a General Government sector fiscal balance by 2014-15	2012-13	(8,686)		(7,741)
	2013-14	(7,664)		(7,604)
	2014-15	(244)		(664)
	2015-16	1,065		696
	2016-17	1,409		598

	Taxation revenue per capita, 2013014
Maintain a competitive tax environment for business	Queensland		A$	2,528
	Average of other states and territories:		A$	3,014
Target full funding of long term liabilities such as superannuation in accordance with actuarial advice	As at the last actuarial review (released June 2011), accruing superannuation liabilities were fully funded when the QML transaction is taken into account. The State Actuary reviews the scheme every three years.

Operating Statement

2012-13 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the General Government sector recorded an operating deficit of A$4,382 million and a net lending (fiscal balance) deficit of A$7,741 million in 2012-13.

Funding from the Australian Government has a significant impact on Queensland’s net operating position when it is not matched by an expense in the same financial year. In particular, the Australian Government provided significant NDRRA funding in advance of spending requirements, the latter which peaked in 2012-13. This timing mismatch had a negative impact on Queensland’s 2012-13 fiscal position.

Table 1 below provides aggregate outcome information for 2012-13 and forecasts for 2013-14.

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Table 1

Key Financial Aggregates

(UPF Basis)

	2011-12 Actual	2012-13 Estimated Actual	2012-13 Actual	2013-14 MYFER Forecast
	(A$ million)
General Government Sector:
Revenue	45,794	41,785	41,746	44,864
Expenses	46,027	46,526	46,129	48,633

Net operating balance	(233)	(4,741)	(4,382)	(3,769)
Purchases of non-financial assets	7,930	7,397	6,970	7,119
Fiscal balance	(5,482)	(8,686)	(7,741)	(7,604)
Public Non-Financial Corporations Sector:
Purchases of non-financial assets	4,009	3,954	3,742	4,052

2013-14 Forecasts

A net operating deficit of A$3,769 million was forecast for 2013-14 for the General Government Sector in the 2013–14 MYFER. The Non-Financial Public Sector net operating balance for 2013-14 was forecast to be a deficit of A$3,636 million.

Revenue

Commonwealth grants, together with taxation, are the principal forms of revenue for the State, accounting for around 70% of budgeted General Government revenue.

General Government revenue in 2012–13 was A$4,048 million lower than 2011–12. This primarily reflected a reduction in NDRRA revenue from the Australian Government, following significant payments in advance of expenditure requirements in 2011-12.

General Government revenue in 2013-14 is estimated to be A$44.864 billion, A$187 million more than the 2013-14 Budget estimate. This primarily reflects increased GST revenue due to an underpayment in 2012-13, additional grants from the Australian Government for education and higher than expected transfer duty revenue.

Expenses

In UPF terms, General Government expenses rose A$101 million (0.2%) to A$46,129 million in 2012-13, the lowest rate of growth in expenses since accrual accounting commenced in 1998-99. This contrasts with average expenses growth of 8.9% per annum in the decade to 2011-12.

As outlined previously, the Government recognizes the importance of fiscal sustainability and expenditure restraint in supporting Queensland’s future economic growth. The Government has undertaken a significant program of fiscal repair in order to rein in spending and to improve the State’s fiscal position.

In the 2013–14 MYFER, general government expenses for 2013–14 were forecast to rise 5.4%. This reflected:

•	An increase in natural disaster reparation works.

•	Growth in Queensland Health funding under the new Health and Hospital Services structure, including expenditure to maintain and enhance the Queensland public health

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rostering and payroll system, revitalization of regional, rural and remote health services, for new measures such as Hospital in the Home and for backlog maintenance.

•

Growth in education expenditure for state school enrolment growth and additional costs associated with preparations for the transition of Year 7 to be the first year of secondary school (previously Year 8 was the first year of secondary school).

•	Additional interest costs associated with new borrowings undertaken in 2013–14.

Balance Sheet

Table 2 below provides data on the State’s capital program and borrowings.

Table 2

2012-13 Capital Program and Balance Sheet Results

and 2013-14 Budget Projections

(UPF Basis)

	2011-12 Recast Actual	2012-13 Estimated Actual	2012-13 Actual	2013-14 MYFER Forecast
	(A$ million)
Purchases of Non-Financial Assets:
General Government Sector	7,930	7,397	6,970	7,119
Public Non-Financial Corporations	4,009	3,954	3,742	4,052
Non-financial Public Sector[1,2]	11,939	11,355	10,719	11,172
Borrowings:
• General Government Sector	29,513	38,864	37,878	45,719
• Public Non-Financial Corporations	32,007	30,626	31,153	31,249
• Non-Financial Public Sector	61,522	69,490	69,031	76,968

Notes:

(1)	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.
(2)	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2012-13 rose A$2,976 million to A$173,720 million as at June 30, 2013.

Borrowings

A key fiscal principle of the Queensland Government is to stabilize then significantly reduce debt.

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Purchases of non-financial assets of A$10,719 million occurred in the Non-financial Public sector in 2012-13, A$1,220 million less than 2011–12. This reduction is largely the outcome of reductions in Government owned corporations capital expenditure reflecting greater efficiency in capital expenditure programs and the further subdued outlook for energy demand and consumption.

Borrowings in the General Government sector were A$37,878 million at June 30, 2013, A$8,364 million more than in 2011–12. This increase was primarily due to support General Government capital purchases (Purchases of Non-financial Assets).

At MYFER, general government sector borrowings in 2013-14 were forecast to reach A$45,719 million, primarily, reflecting capital purchases of A$7,119 million.

Despite a very difficult external environment making the fiscal consolidation task much tougher, the Government’s fiscal repair initiatives are still expected to result in non-financial public sector borrowings slowing from 2014–15 onwards, with total non-financial public sector borrowings at June 30, 2015 expected to be A$6.9 billion lower than the comparable estimate in the Independent Commission of Audit’s Interim Report. Growth in General Government borrowings will similarly slow, reaching A$47.7 billion in 2016–17, primarily as a result of the Government’s savings and revenue measures. Stabilization of debt is a crucial first step towards the Government’s aim of restoring the AAA credit rating.

Borrowings of A$69,031 million were held in the Non-financial Public sector at June 30, 2013, A$7,509 million more than in 2011–12. Borrowings are forecast to increase to A$76,968 in 2013–14.

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets in 2012-13 were A$6,970 million, A$960 million less than occurred in 2011-12.

The major focus of the 2012-13 capital program was the continuation and intensification of the reconstruction effort after the natural disasters of 2010, 2011 and 2013, as well as developing infrastructure to support economic growth and to meet the needs of a growing population.

Purchases of non-financial assets for the General Government sector were forecast in the 2013–14 MYFER to rise to A$7,119 million in 2013–14, before falling to A$4,379 million in 2016-17.

This reduction in capital spending is to be expected following a prolonged period of elevated capital spending (i.e., the infrastructure does not need to be rebuilt), reduced spending on disaster restoration and is in keeping with the Government’s fiscal repair objectives.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Over the period 2013-14 to 2016-17, revenue is expected to be A$646 million higher than forecast in the 2013-14 Budget, primarily driven by the increase in education funding from the Australian Government, which has an offsetting expense. Excluding this change, revenues over the period have been revised down by A$148 million since Budget.

Royalties continue to be a very volatile source of revenue, with contract prices, the A$-US$ exchange rate, and trading partner demand being key drivers of royalty collections.

Coal export volumes have been above forecasts so far in 2013-14, with MYFER forecasts revising up slightly the already strong volume growth forecast at Budget. The depreciation of the Australian Dollar has been faster than

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expected, with the assumption for 2013-14 revised down from parity with the US Dollar at Budget to 93 cents at MYFER, and 91 cents in the medium term. However, this benefit has been more than offset by coal prices being weaker than forecast in 2013-14.

Reflecting a weaker price outlook, there are relatively modest downward revisions to coal royalties totaling A$160 million (1.4% reduction) across the forward estimates. There has also been a decline in the royalty estimates for base and precious metals, based on a weaker price outlook and industry forecasts of production volumes reducing across the forward estimates. These reductions are expected to be significant in 2015-16 and 2016-17.

Expenses over the period 2013-14 to 2016-17 are expected to be around A$1.095 billion higher than expected at the 2013-14 Budget. This is largely due to increased education expenditure associated with the recently announced A$794 million increased funding from the Australian Government.

The Government continues to ensure that expenses growth is restricted. General Government expenses are forecast to grow by an average of 3% per annum from 2012-13 to 2016-17, significantly less than the 8.9% of the previous decade.

Employee expenses fell by 0.7% in 2012-13 consistent with disciplined expenditure control. Over the period 2011-12 to 2016-17 employee expenses are expected to grow by 2.7% per annum on average, very similar to the 2013-14 Budget estimate.

Table 3

Key Financial Aggregates (Summary)

(UPF Basis)

	Forecast 2013-14	Forecast 2014-15	Projected 2015-16	Projected 2016-17
	(A$ millions)
General Government Sector:
Revenue	44,864	51,164	52,087	53,486
Expenses	48,633	49,255	50,062	52,013
Net operating balance	(3,769)	1,910	2,026	1,474
Purchases of non-financial assets	7,119	5,944	4,828	4,379
Fiscal balance	(7,604)	(644)	696	598
Public Non-Financial Corporations Sector:
Purchases of non-financial assets	4,052	3,804	3,770	3,706

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